June 2, 2005

By Facsimile and U.S. Mail

Richard D. Truesdell, Jr.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017

	Re:	Marsh & McLennan Companies, Inc.
		Schedule TO-I
		Filed May 20, 2005

Dear Mr. Truesdell:

	We have the following comments on the above-referenced filing:

Offer to Exchange

Cover Page
1. We note that the company is granting replacement options promptly upon the expiration of the offer. Are there material federal tax or accounting consequences to the company for exchanging the options?

Information, page 4
2. Tell us why the company requires tendering option holders to agree that such a broad range of personal information, including but not limited to the information outlined on pages 4-5, may be shared with the persons disclosed on page 5 in connection with this offer. It is unclear why this broad waiver is necessary for the offer.
Exchange Program Design, page 1
3. On page 4 you identify the eligible countries in which option holders must reside to participate in this offer. Are there option holders who may not participate in the offer because they do not reside in one of these countries?

Withdrawal Rights, page 15
4. Rule 13e-4(f)(2)(ii) provides tendering security holders with withdrawal rights any time after 40 business from commencement of the offer. On this page, you state that options may be withdrawn after
August 31, 2005, which is more than 70 business days after May 20, 2005, the day the offer commenced. Please revise this section accordingly.
Source and Amount of Consideration; Terms of New Options, page 16
5. On page 19 you state, "The statements in this offer concerning the plans and the new options are merely summaries and do not purport to be complete." Option holders are entitled to rely on your disclosure. Please delete this disclaimer and the disclaimer in the paragraph that follows it on page 19.

Information Concerning MMC, page 19
6. We note that you incorporate by reference the financial information required by Item 1010(a) of Regulation M-A. It is unclear whether you have incorporated all the information required by
1010(a), such as the ratio of earnings to fixed charges and the book value per share. Furthermore, Item 1010(c) of Regulation M-A requires that at least a summary of that information be disseminated to option holders. See Instruction 6 to Item 10 of Schedule TO and
Regulation M-A telephone interpretation H.7 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s
Manual of Publicly Available Telephone Interpretations. It appears that you have not provided the required financial information. Please revise to include at least the summary financial information required by Item 1010(c), and advise us how you intend to disseminate the information.

Material U.S. Federal Income Tax Consequences, page 22
7. We note that the offer is open to option holders residing in numerous foreign countries. What consideration has the company given to summarizing the tax consequences of the exchange offer for options holders residing in other countries?
Schedule A - Conditions of the Offer
8. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, we note that subparagraph
(e)
conditions the offer on any change in your "prospects or stock ownership" that may have a material adverse effect on the company. Please revise this condition to clarify the changes in your "prospects" and "stock ownership." It appears that latter condition repeats the conditions in subparagraphs (d)(i)-(ii).

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      *  *  *

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
      Special Counsel
      Office of Mergers and Acquisitions
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Richard D. Truesdell, Jr.
June 2, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE